# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Instil Bio, Inc., CIK 0001789769
CUSIP: 45783C200
Title of class of securities: Common Stock, par value $0.000001
Address of issuer's principal executive offices: 3963 MAPLE AVENUE, SUITE 350, DALLAS, Texas (TX), 75219
Date of event which requires filing of this statement: 05/09/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002018299

## Reporting persons
- Boxer Asset Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Joe Lewis: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MVA Investors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Aaron I. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,125; sole dispositive power 0; shared dispositive power 80,125; aggregate amount beneficially owned 80,125 (1.2% of the class)
- Boxer Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Boxer Capital Management, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 80,125; sole dispositive power 0; shared dispositive power 80,125; aggregate amount beneficially owned 80,125 (1.2% of the class)
  Comment: This Amendment No. 2 (Amendment No. 2) amends and supplements the statement on Schedule 13G initially filed on September 27, 2024 (the Original Filing) by Boxer Capital, LLC (Boxer Capital), Boxer Asset Management Inc. (Boxer Management), Joe Lewis, Aaron I. Davis and MVA Investors, LLC (MVA Investors) regarding the Common Stock of Instil Bio, Inc and Amendment No. 1 (Amendment No. 1) filed on October 10, 2024. On October 10, 2024, Boxer Capital entered into an investment management agreement (the IMA) with Boxer Capital Management LLC (BCM), a registered investment advisor controlled by Mr. Davis. Pursuant to the IMA, Boxer Capital delegated exclusive voting and investment power over its investment portfolio to BCM. To the extent applicable, the Original Filing, as hereby amended, is hereby adopted by BCM as its original filing on Schedule 13G regarding the Common Stock. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended. BCM and Mr. Davis report herein that they have ceased to beneficially own more than 5% of the outstanding shares of Common Stock.

## Item 1. Issuer
Name of issuer: Instil Bio, Inc.
Address of issuer's principal executive offices: 3963 MAPLE AVENUE, SUITE 350, DALLAS, TEXAS, 75219.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by Boxer Capital, Boxer Management, Mr. Lewis, MVA Investors, Mr. Davis and BCM (collectively, the ?Reporting Persons?).

Boxer Management is the managing member and majority owner of Boxer Capital. Mr. Lewis is the sole indirect owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of BCM. BCM is a registered investment advisor, providing investment management services to Boxer Capital. Mr. Davis is the Managing Member of BCM and is a member of and has voting and dispositive power over securities beneficially held by MVA Investors and BCM. With his immediate family, Mr. Davis indirectly owns the membership interests in BCM.
Address of principal business office or, if none, residence: The principal business address of Boxer Capital, MVA Investors, Mr. Davis and BCM is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Boxer Management and Mr. Lewis is: Albany Financial Center, Suite 207, Lewis Drive, N7776, New Providence, Bahamas.
Citizenship: Boxer Capital, MVA Investors and BCM are limited liability companies organized under the laws of Delaware. Boxer Management is a Bahamian international business company. Mr. Lewis is a citizen of the United Kingdom. Mr. Davis is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: BCM and Mr. Davis beneficially own 80,125 shares of Common Stock. The Reporting Persons beneficially own, in the aggregate, 80,125 shares of Common Stock.
Percent of class: All percentages of beneficial ownership set forth herein are based on 6,559,927 shares of Common Stock reported outstanding on May 9, 2025 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 13, 2025. The number of shares of Common Stock beneficially owned by the Reporting Persons in the aggregate represents 1.2% of the Issuer?s outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: BCM and Mr. Davis have shared power to vote or to direct the vote of 80,125 shares of Common Stock.
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of: None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.
Shared power to dispose or to direct the disposition: Shared power to dispose or to direct the disposition of: BCM and Mr. Davis have shared power to dispose or to direct the disposition of 80,125 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other than the result from indirect interests of investors in Boxer Capital and MVA Investors, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends, or proceeds of sale of the securities disclosed herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement, dated May 15, 2025, among the Reporting Persons.

## Signatures
- Boxer Asset Management Inc.: Paul Higgs, Director (05/15/2025)
- Joe Lewis: Joseph C. Lewis, Individually (05/15/2025)
- MVA Investors, LLC: Aaron I. Davis, Authorized Signatory (05/15/2025)
- Aaron I. Davis: Aaron I. Davis, Individually (05/15/2025)
- Boxer Capital, LLC: Aaron I. Davis, Authorized Signatory (05/15/2025)
- Boxer Capital Management, LLC: Aaron I. Davis, Managing Member (05/15/2025)